UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stoke Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86150R107

(CUSIP Number)

Lauren Farrell

Chief Financial Officer

Apple Tree Partners

230 Park Avenue, 28th Floor

New York, NY 10169

(212) 468-5806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86150R107	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,786,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,786,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,786,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 86150R107	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,786,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,786,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,786,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 86150R107	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,786,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,786,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,786,713
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D	Page 5 of 10 Pages

Schedule 13D

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Stoke Therapeutics, Inc. (the “Issuer”), having its principal executive office at 45 Wiggins Avenue, Bedford, MA 01730.

Item 2. Identity and Background.

This statement is being filed by Apple Tree Partners IV, L.P. (“ATP IV”), ATP III GP, Ltd. (“ATP GP”) and Seth L. Harrison (Dr. Harrison, together with ATP IV and ATP GP, the “Reporting Persons”). ATP GP is the sole general partner of ATP IV. Dr. Harrison is the sole owner and director of ATP GP.

The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments. The principal business of ATP GP is to act as the sole general partner of ATP IV. The principal business of Dr. Harrison is to manage the other reporting entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP IV is a Cayman Islands exempted limited partnership. ATP GP is a Cayman Islands exempted company. Dr. Harrison is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 16,786,713 shares of Common Stock (the “Shares”). The source of the funds to purchase the Shares was the working capital of ATP IV.

Item 4. Purpose of Transaction.

ATP IV acquired the Shares for investment purposes. Dr. Harrison is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by ATP IV directly to its limited partners; or (iii) continuing to hold or causing affiliates to hold the Shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

13D	Page 6 of 10 Pages

(a)

ATP IV is the record owner of the Shares. As the sole general partner of ATP IV, ATP GP may be deemed to own beneficially the Shares. As the sole owner and director of ATP GP, Dr. Harrison may be deemed to own beneficially the Shares.

Each of the Reporting Persons may be deemed to own beneficially 51.4% of the Issuer’s Common Stock, which percentage is calculated based on 32,644,584 shares of Common Stock issued and outstanding on June 21, 2019, immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on June 19, 2019, and giving effect to the exercise of the underwriters’ option in the initial public offering.

(b)	Regarding the number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

On June 21, 2019, ATP IV purchased 1,388,889 Shares at a purchase price of $18.00 per share in connection with the Issuer’s initial public offering. Also, on June 21, 2019, each share of the Issuer’s preferred stock held by ATP IV was automatically converted into shares of Common Stock on a one-for-one basis, resulting in ATP IV receiving 15,379,824 shares of Common Stock. Except as set forth in this Item 5(c), none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

Except as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Investors’ rights agreement

On October 22, 2018, ATP IV entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides for certain rights relating to the registration of certain shares of Common Stock held by ATP IV and certain other holders (the “Registrable Securities”) pursuant to the Securities Act of 1933, as amended, as well as certain board observation rights.

Form S-1 registration rights

Any time after 180 days after the completion of the Issuer’s initial public offering, certain holders of the Registrable Securities are entitled to demand registration rights under certain conditions. Under the terms of the Investors’ Rights Agreement, the Issuer will be required, upon the written request of holders of at least 50% of the Registrable Securities, to file a registration statement with an anticipated offering amount of at least $10.0 million (net of certain offering related expenses) and to use its commercially reasonable efforts to effect the registration of such Registrable Securities for public resale. In addition to other specified conditions and limitations, the Issuer is required to effect up to two registrations pursuant to this provision of the Investors’ Rights Agreement.

13D	Page 7 of 10 Pages

Form S-3 registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of holders of at least 20% of the Registrable Securities that would result in an aggregate offering price of at least $5.0 million (net of certain offering related expenses), the Issuer will be required to use commercially reasonable efforts to effect a registration of such Registrable Securities. In addition to other specified conditions and limitations, the Issuer is required to effect up to two registration in any twelve month period pursuant to this provision of the Investors’ Rights Agreement.

Piggyback registration rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, subject to certain exceptions, the holders of the Registrable Securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer may terminate or withdraw any registration initiated before the effective date of such registration in their sole discretion and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the holders of Registrable Securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to such holders.

Expiration of registration rights

The demand registration rights and short form registration rights granted to any holder of Registrable Securities under the Investors’ Rights Agreement will terminate upon the fifth anniversary of the completion of the initial public offering or at such time as such stockholder can sell all of its Registrable Securities without restriction pursuant to Rule 144 within a three month period.

Board observation right

Pursuant to the terms of the Investors’ Rights Agreement, for so long as ATP IV holds shares of preferred stock or Common Stock issued upon conversion thereof, a representative of ATP IV shall have the right to attend meetings of the Issuer’s board of directors in a nonvoting capacity.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, ATP IV entered into a lock-up agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Cowen and Company, LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters. Pursuant to the terms of the Lock-Up Agreement, ATP IV has agreed, with certain exceptions, during the period ending 180 days after June 18, 2019, not to

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

13D	Page 8 of 10 Pages

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated October 22, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 filed on May 23, 2019).

Exhibit 3	Lock-Up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Form S-1 filed on June 7, 2019).

13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 2019

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd. General Partner

By: /s/ Seth L. Harrison
Seth L. Harrison Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison

     Seth L. Harrison

     Director

/s/ Seth L. Harrison

Seth L. Harrison

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

EXECUTED this 28th day of June, 2019.

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd. General Partner

By: /s/ Seth L. Harrison
Seth L. Harrison Director

ATP III GP, Ltd.

By: /s/ Seth L. Harrison

     Seth L. Harrison

     Director

/s/ Seth L. Harrison

Seth L. Harrison